Exhibit 99.1

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK

HANOVER HOLDINGS I, LLC,

Plaintiff,
v.		Index No. 150802/2013

FREESEAS INC.,

Defendant.

STIPULATION OF SETTLEMENT

Plaintiff, Hanover Holdings I, LLC (“Hanover”), on the one hand, and Defendant, FreeSeas Inc. (“FreeSeas”), on the other hand, stipulate to the entry of the Proposed Order attached hereto as Exhibit A (the “Proposed Order”), and further stipulate and agree as follows:

1.          FreeSeas is a corporation organized under the laws of the Republic of the Marshall Islands, with its principal place of business located at 10 Eleftheriou Venizelou Street (Panepistimiou Avenue), 10671 Athens, Greece. FreeSeas hereby acknowledges receipt of the Complaint filed by Hanover on January 28, 2013, and agrees to waive any requirement that Hanover formally serve FreeSeas with process. FreeSeas accepts service of process as of the date of this Settlement Agreement.

2.          Hanover and FreeSeas request that the Court enter an Order substantially in the form of the Proposed Order.

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3.          Hanover owns bona fide claims in the total aggregate amount of $740,651.57 against FreeSeas for non-payment of past-due debt for services rendered to FreeSeas (collectively, the “Claim”), which Hanover purchased from the following creditors of FreeSeas: Bureau Veritas, Piraeus; Nav Enterprises Inc.; Eastman Shipping & Technical Services, Ltd.; MARE Marine Enterprises Limited; Elvictor Crew Management Ltd.; El Dawi Sons Shipping Agency; Tentoshi Marine Services Co., Ltd.; MIE Group; and Flott & Co. PC (the “Original Creditors”), for a total aggregate purchase price of $740,651.57, pursuant to claim purchase agreements, dated as of January 25, 2013, between Hanover and each of the Original Creditors (the “Claim Purchase Agreements”), in which each of the Original Creditors sold, transferred, and assigned to Hanover all right, title and interest of such Original Creditors with respect to the Claim, including, without limitation, the right to bring the above-captioned action against FreeSeas with respect to the Claim (the “Action”). The purchase price for the Claim is payable to the Original Creditors in the manner set forth in the Claim Purchase Agreements. Each of the Original Creditors issued invoices to FreeSeas for services rendered, payable upon receipt. Such invoices have not been paid by FreeSeas and are past due in their entirety.

4.          FreeSeas has not paid, and will not be able to pay in the near term, any amounts due on the Claim. As a result, on January 28, 2013, Hanover commenced the Action, which Action the parties now seek to settle by this Stipulation of Settlement (the “Settlement Agreement”).

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5.          FreeSeas desires to issue shares of FreeSeas’ common stock (the “Common Stock”) in exchange for the release of the Claim and dismissal of the Action in its entirety. Hanover is willing to accept such shares of Common Stock in accordance with the terms of this Settlement Agreement, provided that (i) the proposed exchange (including the issuance of the Common Stock pursuant to this Settlement Agreement) is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 3(a)(10) of the Securities Act, which requires a finding from the Court that the terms and conditions of the proposed exchange are procedurally and substantively fair to Hanover prior to the issuance of the Common Stock pursuant to this Settlement Agreement, and (ii) through such exemption under Section 3(a)(10) of the Securities Act, FreeSeas shall be permitted to issue shares of Common Stock to Hanover in exchange for the release of the Claim and dismissal of the Action without registration under the Securities Act, and Hanover shall be permitted to immediately publicly resell such shares of Common Stock into the market without restriction. Section 3(a)(10) of the Securities Act provides in its entirety as follows:

Section 3 — Classes of Securities under this Title

(a)	Exempted securities. Except as hereinafter expressly provided, the provisions of this title shall not apply to any of the following classes of securities:...

10.	Except with respect to a security exchanged in a case under title 11 of the United States Code, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval;

(Emphasis added.)

6.          Hanover is the only party to whom the shares of Common Stock will be issued pursuant to this Settlement Agreement, and is therefore the only party entitled to notice of hearing and an opportunity to be heard in accordance with Section 3(a)(10) of the Securities Act.

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7.          Hanover has agreed to the proposed settlement terms and conditions, and believes that they are procedurally and substantively fair to Hanover, such that Hanover is willing to enter into this Settlement Agreement. In addition, FreeSeas’ board of directors has considered the proposed settlement and has resolved that its terms and conditions are fair to, and in the best interests of, FreeSeas and its shareholders. Accordingly, both parties shall request the Court to approve the fairness of the proposed terms and conditions of the proposed exchange (including the issuance of the Common Stock pursuant to this Settlement Agreement) (following the hearing referred to in the next sentence).

8.          The parties shall submit this Settlement Agreement to the Court and shall request that the Court enter the Proposed Order approving this Settlement Agreement at a hearing thereon as required by Section 3(a)(10) of the Securities Act. Effective upon execution of the Proposed Order by the Court, this Settlement Agreement shall become final and binding upon FreeSeas and Hanover.

9.          It is the intent and effect of this Settlement Agreement that the Proposed Order, when signed, shall end, finally and forever (i) any claims to payment or compensation of any kind or nature that Hanover had, now has, or may assert in the future against FreeSeas arising out of the Claim, and (ii) any claims, including, without limitation, for offset or counterclaim, that FreeSeas had, now has, or may assert in the future against Hanover arising out of the Claim.

10.         In this regard, and subject to full and complete compliance with the Proposed Order, effective upon the execution of the Proposed Order, each party hereby releases and forever discharges the other party, including all of the other party’s employees, officers, directors, members, partners, agents, affiliates, subsidiaries and attorneys, from any and all claims, demands, obligations (fiduciary or otherwise), and causes of action, whether known or unknown, suspected or unsuspected, arising out of, connected with, or incidental to the Claim. FreeSeas shall not (and FreeSeas shall cause each of its employees, officers, directors, members, partners, agents, affiliates, subsidiaries and attorneys to not) disparage (or induce or encourage other persons to disparage) Hanover or any of its employees, officers, directors, members, partners, agents, affiliates, subsidiaries, attorneys or other Indemnified Persons (as defined below).

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11.         In full and final settlement of the Claim, no later than the first trading day following the date of the Court’s entry of the Proposed Order, FreeSeas will cause to be issued and delivered to Hanover or its designee 1,850,000 shares of Common Stock, representing approximately 9.9% of FreeSeas’ outstanding shares of Common Stock (collectively, the “Settlement Shares”).

12.         Further, the Settlement Shares will be subject to adjustment (as described in paragraph 14 below) to reflect the intention of the parties that the total number of shares of Common Stock issued to Hanover be based upon a specified discount to the VWAP (as defined below) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Proposed Order.

13.         No later than the first trading day following the date that the Court enters the Proposed Order approving this Settlement Agreement, FreeSeas shall: (i) immediately cause to be issued the number of shares of Common Stock required by paragraph 11 above to Hanover’s or its designee’s balance account with The Depository Trust Company (DTC) through the Fast Automated Securities Transfer (FAST) Program of DTC’s Deposit/Withdrawal At Custodian (DWAC) system, without any restriction on transfer or resale, time being of the essence, by transmitting via facsimile and overnight delivery such irrevocable and unconditional instruction to FreeSeas’ stock transfer agent, and (ii) if required by FreeSeas’ stock transfer agent, cause its legal counsel to issue an opinion to FreeSeas’ transfer agent, in form and substance acceptable to such transfer agent, that the shares may be so issued in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(10) of the Securities Act, together with such other opinions as heretofore agreed by FreeSeas and Hanover (such issuance, the “Initial DWAC Issuance,” and the date upon which such issuance is complete, the “Initial DWAC Issuance Date”). FreeSeas represents and warrants that no instruction other than such irrevocable and unconditional instruction to FreeSeas’ stock transfer agent referred to in this paragraph 13 will be given by FreeSeas to its transfer agent with respect to such shares of Common Stock, and that such shares of Common Stock shall otherwise be freely transferable on the books and records of FreeSeas.

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14.         The total number of shares of Common Stock to be issued to Hanover or its designee in connection with this Settlement Agreement and the Proposed Order shall be adjusted on the trading day immediately following the Calculation Period (as defined below) (the “True-Up Date”), as follows: (i) if the number of VWAP Shares (as defined below) exceeds the number of Settlement Shares initially issued, then FreeSeas will, as promptly as practicable (but subject in all cases to the limitations set forth in paragraph 14.c below), cause to be issued and delivered to Hanover or its designee, as DWAC shares, additional shares of Common Stock equal to the difference between (x) the total number of VWAP Shares and (y) the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Hanover or its designee will return to FreeSeas for cancellation that number of shares equal to the difference between (x) the total number of VWAP Shares and (y) the number of Settlement Shares issued in the Initial DWAC Issuance. The “Calculation Period” shall mean the 35-consecutive trading day period commencing on the trading day immediately following the Initial DWAC Issuance Date, or such shorter consecutive trading day period immediately following the Initial DWAC Issuance Date as Hanover shall determine in its sole discretion by written notice delivered to FreeSeas. If Hanover shall notify FreeSeas that, due to the limitations set forth in paragraph 14.c. below, all of the additional shares of Common Stock required to be issued and delivered to Hanover or its designee pursuant to this paragraph 14, if any, cannot be issued and delivered to Hanover or its designee on a single trading day, then FreeSeas will cause to be issued and delivered to Hanover or its designee, as DWAC shares, in a single issuance or in multiple issuances, such additional shares of Common Stock at such times and in such amounts as Hanover shall request from time to time from and after the True-Up Date (subject in all cases to the limitations of paragraph 14.c. below), until all VWAP Shares have been issued and delivered to Hanover or its designee. If Hanover’s right to receive VWAP Shares at any particular time is limited, in whole or in part, by this paragraph and paragraph 14.c. below, all such VWAP Shares that are so limited shall be held in abeyance for the benefit of Hanover by FreeSeas until such time, if ever, as Hanover shall notify FreeSeas that its right thereto would not result in Hanover exceeding the limitations set forth in paragraph 14.c. below.

a.          For all purposes of this Settlement Agreement, “VWAP Shares” means such number of shares of Common Stock (rounded up to the nearest whole Share) equal to the quotient obtained by dividing (i) $740,651.57 by (ii) 75% of the trading volume weighted average price of the Common Stock as reported by Bloomberg L.P. (the “VWAP”) over the Calculation Period.

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b.          If, at any time and from time to time during the Calculation Period, Hanover reasonably believes that the total number of Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with this Settlement Agreement and the Proposed Order, Hanover may, in its sole discretion, deliver one or more written notices to FreeSeas, at any time and from time to time during the Calculation Period, by facsimile or email transmission, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject in all cases to the limitations of paragraph 14.c. below) and containing the calculation for the number of additional shares of Common Stock requested to be so issued and delivered. Within one trading day following delivery of each such notice, FreeSeas shall cause to be issued and delivered to Hanover or its designee, in compliance with the procedure set forth in paragraph 13 above (including, without limitation, issuance of the legal opinion to FreeSeas’ transfer agent, if required, at FreeSeas’ sole cost and expense), the number of additional shares of Common Stock requested to be so issued and delivered in the notice (subject in all cases to the limitations of paragraph 14.c. below). Any additional shares of Common Stock issued to Hanover or its designee pursuant to this paragraph 14.b. will be considered Settlement Shares for purposes of any calculation of the total number of shares to be issued by, or returned to, FreeSeas pursuant to this paragraph 14.

c.          In no event shall the number of shares of Common Stock issued to Hanover or its designee in connection with the settlement of the Claim pursuant to this Settlement Agreement (either as Settlement Shares or VWAP Shares, or in connection with any adjustment thereto pursuant to this Settlement Agreement), when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock. Neither Hanover nor FreeSeas may waive this paragraph 14.c. For any reason at any time, upon the written or oral request of Hanover, FreeSeas shall within one (1) business day confirm orally and in writing to Hanover the number of shares of Common Stock then outstanding.

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d.          The provisions of this paragraph 14 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this paragraph 14 to correct this paragraph 14 (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation contained in paragraph 14.c. above or to make changes or supplements necessary or desirable to properly give effect to such limitation.

15.         The Parties hereby make the following representations, warranties and covenants:

a.          FreeSeas represents and warrants to Hanover and its affiliates that the shares of Common Stock provided for above are duly authorized and, when issued pursuant to the Proposed Order, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens, encumbrances and preemptive and similar rights to subscribe for or purchase securities. FreeSeas has reserved from its duly authorized capital stock 30,000,000 shares of Common Stock for issuance pursuant to the terms of this Settlement Agreement. FreeSeas further represents and warrants to Hanover and its affiliates that the execution of this Settlement Agreement and performance of the Proposed Order by FreeSeas and Hanover will not (i) conflict with, violate, or cause a breach or default under any agreements between FreeSeas and the Original Creditors (or any affiliate thereof) related to the debt comprising the Claim, or (ii) require any waiver, consent, or other action of FreeSeas or the Original Creditors, or their respective affiliates, that has not already been obtained. Without limitation, FreeSeas hereby waives any provision in any agreement related to the debt comprising the Claim (x) requiring payments to be applied in a certain order, manner, or fashion, or (y) providing for exclusive jurisdiction and venue in any court other than this Court. FreeSeas further represents that it has all necessary corporate power and authority to execute, deliver and perform all of its obligations under this Settlement Agreement. The execution, delivery and performance of this Settlement Agreement by FreeSeas has been duly authorized by all requisite action on the part of FreeSeas. This Settlement Agreement has been duly executed and delivered by FreeSeas and constitutes the legal, valid and binding obligation of FreeSeas, enforceable against FreeSeas in accordance with its terms. FreeSeas is not, and has not previously been at any time, an issuer identified in, or subject to, Rule 144(i) under the Securities Act.

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b.          Neither any shares of Common Stock issuable hereunder nor any certificates evidencing any of such shares of Common Stock (if a certificate therefor is requested in writing by Hanover) shall bear any restrictive or other legends or notations. FreeSeas shall not, and FreeSeas shall cause all other persons to not, issue any stop-transfer order, instruction or other restriction with respect to any such shares of Common Stock. Upon issuance in accordance herewith, such shares of Common Stock will be exempt from the registration requirements of the Securities Act under Section 3(a)(10) of the Securities Act. All of such shares of Common Stock will be freely transferable and freely tradable by Hanover without restriction. FreeSeas and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination, or other similar antitakeover provision under the certificate of incorporation, bylaws or other organizational documents of FreeSeas, as currently in effect, or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable as a result of the transactions contemplated by this Settlement Agreement, including, without limitation, FreeSeas' issuance of shares of Common Stock hereunder and Hanover’s ownership of such shares of Common Stock, together with all other securities now or hereafter owned or acquired by Hanover. FreeSeas and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Common Stock or a change in control of FreeSeas or any of its subsidiaries. On the date hereof and on the date of any issuance of Common Stock hereunder, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the offer, issuance and transfer of the shares of Common Stock issuable hereunder will be, or will have been, fully paid or provided for by FreeSeas, and all laws imposing such taxes will be or will have been complied with.

c.          FreeSeas shall take such action as Hanover shall reasonably determine is necessary in order to qualify the shares of Common Stock issuable to Hanover hereunder under applicable securities or "blue sky" laws of the states of the United States for the issuance to Hanover hereunder and for resale by Hanover to the public (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to Hanover. Without limiting any other obligation of FreeSeas hereunder, FreeSeas shall timely make all filings and reports relating to the offer and issuance of such shares of Common Stock required under all applicable securities laws (including, without limitation, all applicable federal securities laws and all applicable state securities or "blue sky" laws), and FreeSeas shall comply with all applicable federal, state, local and foreign laws, statutes, rules, regulations and the like relating to the offering and issuance of such shares of Common Stock to Hanover.

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d.          FreeSeas shall promptly secure the listing or designation for quotation (as the case may be) of all of the shares of Common Stock to be issued to Hanover pursuant to this Settlement Agreement on each national securities exchange and automated quotation system, if any, on which the Common Stock is listed or designated for quotation (as the case may be) and shall use its reasonable best efforts to maintain such listing or designation for quotation (as the case may be) of all such shares of Common Stock on such national securities exchange or automated quotation system for so long as Hanover or any of its affiliates holds any shares of Common Stock. FreeSeas shall pay all fees and expenses in connection with satisfying its obligations under this paragraph 15.d.

e.          Hanover represents and warrants to FreeSeas that, as of the date of this Settlement Agreement and during the 90 calendar days prior to the date of this Settlement Agreement, neither Hanover nor any affiliate thereof is or was an officer, director, or 10% or more shareholder of FreeSeas.

f.          The representations, warranties, agreements and covenants hereunder shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby.

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16.         For so long as Hanover or any of its affiliates holds any shares of Common Stock, neither Hanover nor any of its affiliates will: (i) vote any shares of Common Stock owned or controlled by it, or solicit any proxies or seek to advise or influence any person with respect to any voting securities of FreeSeas; or (ii) engage or participate in any actions, plans or proposals that relate to or would result in (a) Hanover or any of its affiliates acquiring additional securities of FreeSeas, alone or together with any other person, which would result in Hanover and its affiliates collectively beneficially owning, or being deemed to beneficially own, more than 9.99% of the Common Stock or other voting securities of FreeSeas (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FreeSeas or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of FreeSeas or any of its subsidiaries, (d) any change in the present board of directors or management of FreeSeas, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of FreeSeas, (f) any other material change in FreeSeas’ business or corporate structure, (g) changes in FreeSeas’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FreeSeas by any person, (h) causing a class of securities of FreeSeas to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of FreeSeas to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) taking any action, intention, plan or arrangement similar to any of those enumerated above. The provisions of this paragraph may not be modified or waived without further order of the Court.

17.         The parties agree that, for the period from and after the date hereof through and including May 21, 2013, and regardless of whether Hanover or its affiliates then hold any debt or equity securities of FreeSeas, Hanover and its affiliates shall have the exclusive right to enter into transactions with FreeSeas whereby FreeSeas directly or indirectly issues Common Stock or Common Stock equivalents to a party in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, in one or more transactions carried out pursuant to Section 3(a)(9) or Section 3(a)(10) of the Securities Act.

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18.         Prior to the earlier of (i) the opening time for trading stocks on public securities exchanges located in New York City on the first trading day immediately following the date of the Court’s entry of the Proposed Order and (ii) the Initial DWAC Issuance, FreeSeas shall file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or Section 15(d) of the Exchange Act disclosing all of the material terms of this Settlement Agreement, including, without limitation, the issuance of shares of Common Stock to Hanover pursuant to the Proposed Order approving this Settlement Agreement, and disclosing all other material, nonpublic information delivered to Hanover (or Hanover’s representatives or agents) by FreeSeas or any of its officers, directors, employees, agents or representatives, if any, in connection with the Claim, the Action, the Original Creditors or the transactions contemplated by this Settlement Agreement, and attaching a copy of the Proposed Order and this Settlement Agreement as exhibits thereto (the “Initial 6-K Filing”). From and after the Initial 6-K Filing, neither FreeSeas nor any of its officers, directors, employees, agents or representatives shall disclose any material non-public information about FreeSeas to Hanover (or Hanover’s representatives or agents), unless prior thereto FreeSeas shall have filed a Current Report on Form 6-K with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act disclosing all such material non-public information. In addition, FreeSeas shall file a Current Report on Form 6-K with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act prior to each issuance of additional shares of Common Stock required to be issued and delivered to Hanover or its designee pursuant to paragraph 14, if any, disclosing the number of shares so issued and delivered to Hanover and the date of issuance (each, an “Additional 6-K Filing”). In the event of a breach of any of the foregoing covenants in this paragraph 18 by FreeSeas, in addition to any other remedy available to Hanover, Hanover shall have the right to make a public disclosure, in the form of a press release, public advertisement, SEC filing or otherwise, of the matters contemplated hereby without the prior approval by FreeSeas, or any of its officers, directors, employees, stockholders or agents, and Hanover shall not have any liability to FreeSeas, or any of its officers, directors, employees, stockholders or agents, for any such disclosure.

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19.         Neither FreeSeas, its subsidiaries nor Hanover shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, FreeSeas shall be entitled, without the prior approval of Hanover, to issue any press release or make other public disclosure with respect to such transactions (i) in substantial conformity with the Initial 6-K Filing or any Additional 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that Hanover shall be consulted by FreeSeas in connection with any such press release or other public disclosure prior to its release).

20.         Without the prior written consent of Hanover, FreeSeas shall not (and shall cause each of its subsidiaries and affiliates to not) disclose the name of Hanover in any filing (other than the Initial 6-K Filing or any Additional 6-K filing), announcement, release or otherwise.

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21.         FreeSeas hereby agrees to indemnify, defend and hold Hanover and each of the present and former directors, officers, shareholders, members, managers, investment managers, investment advisers, partners, employees, agents, advisors and representatives (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding the lack of such title or any other title) of such controlling persons and each of their direct and indirect related persons (collectively, the “Indemnified Persons”) harmless with respect to all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (regardless of whether any such Indemnified Person is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (collectively, the "Indemnified Liabilities"), arising from or incident or related to this Settlement Agreement, including, without limitation, any claims or actions brought by shareholders of FreeSeas related to (i) this Settlement Agreement, (ii) any misrepresentation or breach of any representation or warranty made by FreeSeas herein or in connection herewith, (iii) any breach of any covenant, agreement or obligation of FreeSeas contained herein or in any document entered into in connection herewith or (iv) any cause of action, suit, proceeding or claim brought or made against such Indemnified Persons by a third party (including for these purposes a derivative action brought on behalf of FreeSeas or any subsidiary thereof) or which otherwise involves such Indemnified Person that arises out of relates to or results from (a) the execution, delivery, performance or enforcement of this Settlement Agreement or in any document entered into in connection herewith or any other agreement entered into with, or any instrument received from, FreeSeas or (b) the status of such Indemnified Person or holder of shares of Common Stock issued hereunder either as a holder of such shares of Common Stock or as a party to this Settlement Agreement or any other agreement entered into with, or any instrument received from, FreeSeas (regardless of any termination thereof) (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). To the extent that the foregoing undertaking by FreeSeas may be unenforceable for any reason, FreeSeas shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

22.         The parties to this Settlement Agreement represent that each of them has been advised as to the terms and legal effect of this Settlement Agreement and the Proposed Order provided for herein, and that the settlement and compromise stated herein shall be final and conclusive forthwith, subject to the execution of the Proposed Order by the Court and the other conditions stated herein, and each attorney represents that his or her client has freely consented to and authorized this Settlement Agreement.

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23.         Each party hereby irrevocably submits to the exclusive jurisdiction and venue of the state or federal courts located in the City of New York, New York, for the adjudication of the above-captioned action and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court or that such suit, action or proceeding is improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at its principal place of business and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

24.         FreeSeas has irrevocably appointed Keith M. Bloomfield, Esq. of the Forbes Family Trust, with an office located at Carnegie Hill Tower, 152 West 57th Street, 39th Floor, New York, New York 10019, as its agent to receive on behalf of FreeSeas service of any legal process which may be served in all such suits, actions or proceedings. Such service may be made by mail or delivery of such process to the Company in care of such agent at the agent’s address set forth above and the Company hereby irrevocably authorizes and directs such agent to accept such service on behalf of the Company. Service upon such agent in accordance with the foregoing shall be deemed completed whether or not forwarded to or received by FreeSeas. If such agent ceases to be able to act as such or to have an address in New York, New York, FreeSeas agrees to irrevocably appoint a new agent acceptable to Hanover to receive on behalf of FreeSeas service of any legal process and to deliver to Hanover within 14 days a copy of a written acceptance of appointment by such agent.

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25.         Upon entry of the Proposed Order approving this Settlement Agreement, the Action shall be dismissed with prejudice. The Court shall retain jurisdiction to enforce the terms of this Settlement Agreement.

26.         Each party hereto waives a statement of decision, and the right to appeal from the Order after its entry. FreeSeas further waives any defense based on the rule against splitting causes of action. Except as expressly set forth herein, each party shall bear its own attorneys’ fees, expenses and costs. This Settlement Agreement may be executed in counterparts and by facsimile, pdf or other electronic format, each of which shall constitute an original and all of which together shall be deemed together as a single document.

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DATED: February 1, 2013	GREENBERG TRAURIG, LLP

	By:	/s/ Timothy E. DiDomenico
Timothy E. Di Domenico
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166
(212) 801-2127
didomenicot@gtlaw.com

DATED: February 1, 2013	HANOVER HOLDINGS I, LLC

	By:	/s/ Joshua Sason
Joshua Sason
Chief Executive Officer

DATED: February 1, 2013	KEITH M. BLOOMFIELD

	By:	/s/ Keith M. Bloomfield
Keith M. Bloomfield
Forbes Family Trust
Carnegie Hall Tower
152 West 57th Street, 39th Floor
New York, New York 10019
(212) 488-1391
kbloomfield@forbesfamilytrust.com

DATED: February 1, 2013	FREESEAS INC.

	By:	/s/ Alexandros Mylonas
Alexandros Mylonas
Chief Financial Officer

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